UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-40280

EPICQUEST EDUCATION GROUP INTERNATIONAL LIMITED

(Translation of registrant’s name into English)

1209 N. University Blvd.
Middletown OH 45042
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

On November 24, 2023, EpicQuest Education Group International Limited. (the “Company”) held its annual meeting of shareholders at 11:00 a.m. Pacific Time (the “Annual Meeting”). The number of shares of common stock that voted on matters presented at the Annual Meeting was 8,507,005, representing approximately 70.60% of the 12,048,173 shares outstanding as of October 20, 2023, the record date for the Annual Meeting. The following is a list of matters considered and approved by the Company’s shareholders at the Annual Meeting:

1. The election of directors duly nominated: Jianbo Zhang, Zhenyu Wu, Craig Wilson, G. Michael Pratt and Xiaojun Cui.

NOMINEE	VOTES FOR	VOTES AGAINST	ABSTAIN	BROKER NON-VOTES
Jianbo Zhang	8,045,537	12,191	229	449,048
Zhenyu Wu	8,045,437	12,491	29	449,048
Craig Wilson	8,047,307	10,621	29	449,048
G. Michael Pratt	8,047,307	10,621	29	449,048
Xiaojun Cui	8,045,737	12,191	29	449,048

2. The ratification of the appointment of ZH CPA, LLC as the Company’s independent registered public accounting firm for the year ending September 30, 2023.

VOTES FOR	VOTES AGAINST	ABSTAIN	BROKER NON-VOTES
8,486,598	18,537	1,870	-0-

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Numbers: 333-258658 and 333-273948) and Form F-3 (Registration Number 333-264807), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EpicQuest Education Group International Limited

	By:	/s/ Zhenyu Wu
Zhenyu Wu Chief Financial Officer

Date: November 27, 2023

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